                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               Amendment No. 2 to
                                  SCHEDULE 13D
                      Filed January 18, 1996 by Richard Liu
                    Under the Securities Exchange Act of 1934

                         TANDY BRANDS ACCESSORIES, INC.
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                                (Name of Issuer)


                       COMMON STOCK PAR VALUE $1 PER SHARE
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                         (Title of Class of Securities)

                                  875378101000
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                                 (CUSIP Number)


     Lawrence Greenapple, Esq., 630 Third Avenue, New York, New York 10017,
                                 (212) 953-6633
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 17, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].

CUSIP No.    875378101000
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1) Name of Reporting Person   Richard Liu, c/o Superior Leather, Ltd.,
                              Unit 510 Tower 2, Enterprise Square,
                              9 Sheung Yuet Rd., Kowloon Bay, Kowloon, Hong Kong

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2) Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)
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        (b)
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3) SEC Use Only
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4) Source of Funds (See Instructions)                     PF
                                     -------------------------------------------

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)
                     -----------------------------------------------------------

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6) Citizenship or Place or Organization                 Taiwan
                                       -----------------------------------------

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          Number of       7)   Sole Voting Power       316,857
         Shares Bene-                           ----------------------
          ficially
         Owned by         8)   Shared Voting Power
        Each Report-                              --------------------
         ing Person
                          9)   Sole Dispositive Power     316,857
                                                     -----------------

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10) Shared Dispositive Power
                            ----------------------------------------------------

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11) Aggregate Amount Beneficially Owned by Each Reporting Person   316,857
                                                                 -------------

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                      ----------------------------------------------------------

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13) Percent of Class Represented by Amount in Row (11)       5.47%
                                                      -------------------

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14) Type of Reporting Person (See Instructions)          IN
                                               ---------------------

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ITEM 1.           Security and Issuer


         This statement relates to the common stock Par Value $1 of Tandy Brands Accessories, Inc. whose principal executive office is at 690 East Lamar Blvd., Ste. 200, Arlington, Texas 76011.

ITEM 2.  Identity and Background

         The person filing this statement is a natural person
                  (a) Richard Liu

                  (b) c/o Superior Leather Ltd.
                      Unit 510 Tower 2
                      Enterprise Square
                      9 Sheung Yuet Road
                      Kowloon, Hong Kong

                  (c) President of Superior Leather Ltd. at address in Item 2(b)

                  (d) Not convicted in any criminal proceeding during the past five years

                  (e) Not during the past five years party to a proceeding
                      of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment or decree of final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  Source and Amount of Funds or Other Consideration

         The subject shares were acquired in transactions through January 3, 2000 with personal funds of Richard Liu none of which were borrowed. These transactions were reported in a Schedule 13D filed January 18, 1996 which was amended by an Amendment No. 1 filed September 12, 1997.

ITEM 4.  Purpose of Transaction

         The securities of the issuer were acquired as a portfolio investment. There are no present plans which relate to or would result in any of the events described in subparagraphs a through j of Item 4.

ITEM 5. Interest in Securities of the Owner

         (a)(i) The aggregate number of shares of common stock of the Issuer beneficially owned by Richard Liu at January 3, 2000 is 316,857.

         (ii) In its Proxy Statement for its annual meeting of stockholders dated September, 1999, the issuer reported 5,796,028 shares of common stock outstanding. By an amendment No. 1 to a Schedule 13D filed January 18, 1996 Mr. Liu reported a material change in shares owned resulting from purchases and sales of shares by reason of which he then owned 273,457 or 4.94% of the outstanding shares. Mr. Liu purchased 43,400 shares in open market transactions through Bear Stearns and Co. between December 9, 1999 and January 3, 2000.

         (b) Richard Liu has the sole power to vote the 316,857 shares of common stock held for his account.
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         (c) Since December 9, 1999, Mr. Liu has purchased shares of common stock in transactions effected through Bear Stearns & Co. on the Nasdaq National Market System as follows:

Trade Date                        No. of Shares            Aggregate Price
----------                        -------------            ---------------
December 9, 1999                     2,000                    $ 27,803
December 10, 1999                    6,500                    $ 91,153
December 13, 1999                    1,500                    $ 20,778
December 15, 1999                    3,500                    $ 48,478
December 17, 1999                    2,500                    $ 34,628
December 20, 1999                    1,900                    $ 26,318
December 22, 1999                    6,500                    $ 90,028
December 23, 1999                    3,000                    $ 41,553
December 27, 1999                   10,000                    $140,503
December 28, 1999                    1,300                    $ 17,658
December 29, 1999                    1,000                    $ 13,103
January 3, 2000                      3,700                    $ 52,173


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Liu and any other person with respect to any securities of the issuer.

ITEM 7.  Material to Be Filed As Exhibits

         There is no material required to be filed as an exhibit.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   Kowloon, Hong Kong                        /s/ RICHARD LIU
         January 13, 2000                          -------------------
                                                       RICHARD LIU